Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

12 January 2016

Recommended Acquisition of King Digital Entertainment plc by Activision Blizzard

Announcement in relation to the results of the Scheme Meetings and Extraordinary General Meeting

King Digital Entertainment plc (“King”), a leading interactive entertainment company for the mobile world, announced that in relation to the acquisition of King by ABS Partners C.V., a wholly owned subsidiary of Activision Blizzard, Inc. (“Activision Blizzard”), the resolutions required to approve the scheme of arrangement were passed by the requisite majorities at the scheme meetings (the “Scheme Meetings”) and the related extraordinary general meeting (“EGM”) held earlier today.

As previously announced, the acquisition will be effected by means of a scheme of arrangement under Chapter 1 of Part 9 of the Companies Act 2014 (the “Scheme”). A scheme circular relating to the acquisition (the “Scheme Document”) was despatched to King shareholders on 30 November 2015.

Please note the following results of the poll taken in respect of each of the resolutions at the Scheme Meetings and EGM:

1.	Ordinary Share Class Scheme Meeting:

Resolution: THAT the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court be agreed to.

Number of Shareholders who voted	Number of Shares voted	Percentage of the issued shares of relevant class which the shares of that class voted for and against the resolution

Number of shareholders who voted for (% of voting shareholders of class):

26 (96.30%)

Number of shareholders who voted against (% of voting shareholders of class):

1 (3.70%)

One holder of ordinary shares voted both in favour and against the resolution.

	Number of shares voted for (% of shares voted): 286,245,041 (99.97%) Number of shares voted against (% of shares voted): 78,670 (0.03%)	For: 91.50% Against: 0.03%

2.	Linked Share Class Scheme Meeting:

Resolution: THAT the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court be agreed to.

Number of Shareholders who voted	Number of Shares voted	Percentage of the issued shares of relevant class which the shares of that class voted for and against the resolution
Number of shareholders who voted for (% of voting shareholders of class): 13 (100%) Number of shareholders who voted against (% of voting shareholders of class): 0 (0%)	Number of shares voted for (% of shares voted): 2,398,102 (100%) Number of shares voted against (% of shares voted): 0 (0%)	For: 97.65% Against: 0%

3.	Restricted Share Class Scheme Meeting:

Resolution: THAT the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court be agreed to.

Number of Shareholders who voted	Number of Shares voted	Percentage of the issued shares of relevant class which the shares of that class voted for and against the resolution
Number of shareholders who voted for (% of voting shareholders of class): 17 (100%) Number of shareholders who voted against (% of voting shareholders of class): 0 (0%)	Number of shares voted for (% of shares voted): 510,522 (100%) Number of shares voted against (% of shares voted): 0 (0%)	For: 79.84% Against: 0%

4.	Extraordinary General Meeting:

No.	Resolution	Number of shares voted for (% of shares that voted)	Number of shares voted against (% of shares that voted)
1.	Ordinary Resolution: To approve the Scheme of Arrangement	286,417,785 (99.97%)	75,719 (0.03%)

2.	Special Resolution: Cancellation of Cancellation Shares	286,405,947 (99.98%)	68,767 (0.02%)

3.	Ordinary Resolution: Directors’ Authority to Allot Securities and Application of Reserves	286,404,703 (99.97%)	73,648 (0.03%)

4.	Special Resolution: Amendment to Articles	286,405,979 (99.97%)	72,623 (0.03%)

The completion of the acquisition remains subject to regulatory approvals and other customary closing conditions set out in the Scheme Document, but is expected to occur in February 2016. In order for the Scheme to become effective, the sanction of the Scheme by the High Court of Ireland at a hearing is required.

It is intended that, on 25 January 2016, King will apply to the High Court of Ireland to fix a date for a hearing to sanction the Scheme.

King will make a further announcement following the hearing to sanction the Scheme which will indicate the last day of dealings of King shares on the New York Stock Exchange and details in relation to the last date on which consideration monies may be despatched by Activision Blizzard to King shareholders.

For further information please contact:

Alice Ryder

King Digital Entertainment, VP of Investor Relations

+1 425 533 5706

ir@king.com

alice.ryder@king.com

The directors of King accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of King (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement contains forward-looking statements that include, but are not limited to, statements about the expectations, assumptions, beliefs, plans or intentions of King, regarding the future, including, but not limited to, statements about the acquisition and statements about the timing and likelihood of the completion of the acquisition and related matters. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Forward-looking statements are subject to business and economic risk, reflect King management’s current expectations and estimates, and are inherently uncertain and difficult to predict and, as a result, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, failure to complete the acquisition as a result of an inability to satisfy the closing conditions or for any other reason, as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in King’s U.S. Securities and Exchange Commission filings and reports, including in King’s Quarterly Report on Form 6-K for the quarter ended September 30, 2015. In light of these risks, uncertainties and other factors, the forward-looking statements contained in this announcement might not prove to be accurate and you should not place undue reliance upon them. Any forward-looking statements in this announcement are based upon information available to King as of the date of this announcement and, while believed to be reasonable when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, rules and regulations, King does not undertake any obligation to update any forward-looking statement whether as a result of new information, future developments, changes in expectations or otherwise.

The release, publication or distribution of this announcement in or into certain jurisdictions may be restricted by the laws of those jurisdictions. Accordingly, copies of this announcement and all other announcements relating to the acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any restricted jurisdiction. Persons receiving such announcements (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the acquisition disclaim any responsibility or liability for the violations of any such restrictions by any person.

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of King, all “dealings” in any “relevant securities” of King (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3:30 pm ET/New York time on the “business day” following the date of the relevant transaction. This requirement will continue until the Effective Date or the Offer Period otherwise ends. If two or more persons cooperate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of King, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of King by Activision Blizzard, Inc. or ABS Partners C.V., or by any party acting in concert with it, must also be disclosed by no later than 12 noon ET/New York time on the “business” day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

A copy of this announcement will be made available by King, on its website, free of charge, subject to certain restrictions relating to persons in restricted jurisdictions at investor.king.com/acquisition by no later than 12 noon ET/New York time on 13 January 2016.

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